                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                  For the fiscal year ended December 31, 2001


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________ to ___________


         Commission file number 333-91178


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            Park National Corporation
                         Employees Stock Ownership Plan
             (formerly known as Park National Corporation Employees
                   Voluntary Salary Deferral Plan and Trust)



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Park National Corporation
                              50 North Third Street
                               Newark, Ohio 43055

                              REQUIRED INFORMATION

                  The following financial statements and supplemental schedule for the Park National Corporation Employees Stock Ownership Plan (formerly known as the Park National Corporation Employees Voluntary Salary Deferral Plan and Trust) are being filed herewith:

AUDITED FINANCIAL STATEMENTS:

Report of Independent Auditors - Ernst & Young LLP

Statements of Net Assets Available
     for Benefits at December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2001 and 2000

Notes to Financial Statements - December 31, 2001

Independent Auditors' Report - Jones, Cochenour & Co.

SUPPLEMENTAL SCHEDULE:

Schedule of Assets Held for Investment
     Purposes as of December 31, 2001

                  The following exhibits are being filed herewith:

EXHIBIT NO.                         DESCRIPTION

     23.1                           Consent of Ernst & Young LLP

     23.2                           Consent of Jones, Cochenour & Co.

                         Report of Independent Auditors

Executive Committee of the Board of Directors
Park National Corporation

We have audited the accompanying statements of net assets available for benefits of the Park National Corporation Employees Voluntary Salary Deferral Plan and Trust as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Park National Corporation Employees Voluntary Salary Deferral Plan and Trust for the year ended December 31, 2000, were audited by other auditors whose report dated September 28, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                           /s/ Ernst & Young LLP



Columbus, Ohio
May 20, 2002

                       Park National Corporation Employees
                    Voluntary Salary Deferral Plan and Trust

                 Statements of Net Assets Available for Benefits

                                                                   DECEMBER 31,
                                                                2001          2000
                                                             -------------------------
ASSETS
Cash and cash equivalents                                    $   112,932   $    44,418

Investments:
     Park National Corporation Common Stock                   30,034,027    26,842,393
     Mutual Funds                                              6,758,907     7,417,402
     Certificates of Deposit,
       issued by Park National Corporation bank affiliates     2,274,699     2,207,469
                                                             -----------   -----------
                                                              39,067,633    36,467,264
Contributions receivable:
     Employer                                                    938,455       864,246
     Employee                                                       --           4,049
                                                             -----------   -----------
                                                                 938,455       868,295
Accrued interest and dividends                                   275,346          --
Receivable from Security Banc Corporation 401(k) Plan         12,633,172          --
                                                             -----------   -----------
Net assets available for benefits                            $53,027,538   $37,379,977
                                                             ===========   ===========


See accompanying notes.

                       Park National Corporation Employees
                    Voluntary Salary Deferral Plan and Trust

           Statements of Changes in Net Assets Available for Benefits

                                                                 YEAR ENDED DECEMBER 31,
                                                                  2001           2000
                                                             -----------------------------
Additions
Investment Income:
   Net realized and unrealized appreciation/(depreciation)
     in fair value of investments                            $    278,794    $ (2,852,580)
   Interest and dividends                                       1,423,833       1,055,919
                                                             ------------    ------------
                                                                1,702,627      (1,796,661)
Contributions:
     Employer                                                     959,826         868,684
     Employee                                                   2,081,147       2,008,932
                                                             ------------    ------------
                                                                3,040,973       2,877,616
Plan Merger - Second National Bank and United Bank, N.A              --         5,366,412
Plan Merger - Security Banc Corporation                        12,633,172            --
                                                             ------------    ------------
Total additions                                                17,376,772       6,447,367

Deductions:
     Benefit payments to participants                           1,729,211       1,594,741
                                                             ------------    ------------
Net increase in net assets available for benefits              15,647,561       4,852,626

Net assets available for benefits at beginning of year         37,379,977      32,527,351
                                                             ------------    ------------
Net assets available for benefits at end of year             $ 53,027,538    $ 37,379,977
                                                             ============    ============


See accompanying notes.

                            Park National Corporation
               Employees Voluntary Salary Deferral Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF THE PLAN

The following description of the Park National Corporation Employees Voluntary Salary Deferral Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of Park National Corporation and subsidiaries (Park) who have one year of service and are age twenty-one or older. It is subject to the provision of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 14% of their pretax annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) for both 2001 and 2000 was $10,500.

Park provides a matching contribution at a level established annually by Park. For 2001 and 2000, Park matched 20% of officers' contributions and 40% of non-officers' contributions. If the participant chooses the option of investing in Park National Corporation stock, Park will match 50% of the contributions for both officers and non-officers.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's salary deferral and allocation of Park's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants' accounts are 100% vested at all times.

                            Park National Corporation
               Employees Voluntary Salary Deferral Plan and Trust

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct both employee and employer contributions in any of nine investment options:

     Park National Corporation Common Stock - Funds are invested in common stock of Park National Corporation.

     Bank Certificates of Deposit - Funds are invested in Certificates of Deposit issued by The Park National Bank, The Richland Trust Company, and The Second National Bank and Trust Co.

     Vanguard Institutional Index Fund - Funds are invested in shares of a mutual fund that invests mainly in common stocks tracked by the Standard and Poor's 500 stock index.

     Vanguard Short-Term Corporate Fund - Funds are invested in shares of a mutual fund that invests mainly in short-term corporate bonds.

     Vanguard Growth Index Fund - Funds are invested in shares of a mutual fund that invests mainly in common stocks.

     Vanguard Institutional Extended Market Fund - Funds are invested in shares of a mutual fund that invests mainly in common stocks of companies of medium capitalization.

     Vanguard Balanced Index Fund - Funds are invested in shares of a mutual fund that invests mainly in a mix of common stocks, debt investments and cash equivalents.

     Vanguard Total International Stock Index Fund - Funds are invested in shares of a mutual fund that invests wholly in common stocks of companies located outside of the United States of America.

                            Park National Corporation
               Employees Voluntary Salary Deferral Plan and Trust

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

     Vanguard Intermediate-Term Bond Index Fund - Funds are invested in shares of a mutual fund that invests mainly in intermediate term debt instruments of the United States government and domestic corporations.

Participants may change their investment options quarterly.

PAYMENTS OF BENEFITS

On termination of service and before age 59 1/2, a participant may elect to receive either a lump sum or rollover amount equal to the value of his or her account. After age 59 1/2, a participant may elect lump sum, rollover, or installments over a period certain not to exceed the participant's (and his designated beneficiary's) life expectancy.

2.  SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis.

VALUATION OF INVESTMENTS

Investments are stated at fair value. Park common stock is valued at its quoted market price. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

ADMINISTRATIVE EXPENSES

All administrative expenses charged to the Plan are borne by Park. Trustee fees for the Plan are waived each year. Park also provides other accounting and administrative services to the Plan.

                            Park National Corporation
               Employees Voluntary Salary Deferral Plan and Trust

                    Notes to Financial Statements (continued)

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on net assets available for benefits as previously reported.

3. PLAN MERGER

On November 20, 2000, Security Banc Corporation (Security) entered into an agreement and plan of merger with Park. The corporate merger was completed on March 23, 2001 and the Security Banc Corporation 401(k) Profit Sharing Savings Plan (the Security Plan) was merged into the Plan as of December 31, 2001. Participants previously eligible for the Security Plan were immediately eligible to participate in the Plan. As a result of the merger, cash of $4,958,851 and shares of Park National Corporation common stock (Ticker Symbol PRK) with a market value of $7,674,321, totaling $12,633,172 were transferred to the Plan on January 2, 2002 which is reflected as a receivable at December 31, 2001.

During the Plan year ended December 31, 2000, Park acquired Second National Bank and United Bank, N.A. The Second National Bank Employees Retirement Plan (a 401(k) plan) (Second) and the United Bank, N.A. 401(k) Profit Sharing Retirement Plan (United) were merged into the Plan. United and Second transferred $1,981,695 and $3,384,717, respectively, into the Plan.

4. PLAN TERMINATION

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                            Park National Corporation
               Employees Voluntary Salary Deferral Plan and Trust

                    Notes to Financial Statements (continued)

5. INVESTMENTS

The Plan's investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park. The Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value during the years ended December 31, 2001 and 2000 as follows:

                                                       DECEMBER 31,
                                                  2001               2000
                                             ---------------------------------
Park National Corporation Common Stock         $1,073,064      $(1,828,916)
Vanguard Institutional Index Fund                (518,500)        (475,014)
Vanguard Short-Term Corporate Fund                 13,260           12,087
Vanguard Growth Index Fund                        (94,027)        (213,018)
Vanguard Institutional Extended Market Fund       (76,923)        (241,107)
Vanguard Balanced Index Fund                      (48,473)         (58,897)
Vanguard Total International Stock Index Fund     (76,312)         (57,941)
Vanguard Intermediate-Term Bond Index Fund          6,705           10,226
                                             -------------- ------------------
                                               $  278,794      $(2,852,580)
                                             ============== ==================


The following table represents the fair value of those investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000:

                                                        DECEMBER 31,
                                                     2001            2000
                                                --------------- --------------

Park National Corporation Common Stock           $30,034,027      $26,842,393
Vanguard Institutional Index 500 Portfolio Fund    3,359,456        3,966,085
                                                --------------- --------------
                                                 $33,393,483      $30,808,478
                                                =============== ==============

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 3, 1994, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan has been amended.

                            Park National Corporation
               Employees Voluntary Salary Deferral Plan and Trust

                    Notes to Financial Statements (continued)

6. INCOME TAX STATUS (CONTINUED)

The Plan believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. PARTY IN INTEREST

The Plan held the following party-in-interest investments (at fair value):

                                                      DECEMBER 31,
                                                 2001               2000

Park National Corporation Common Stock       $30,034,027         $26,842,393



Costs and expenses incurred in administering the Plan paid by Park, including brokerage commissions and trustee fees in connection with each purchase of securities, totaled $105,446 and $94,633 for 2001 and 2000, respectively.

8. SUBSEQUENT EVENT

Effective January 1, 2002, the Plan was amended and restated to become a KSOP plan that invests in Park National Corporation Common Stock. The Plan is unleveraged and all new contributions (both employer and employee) will be deposited to Park National Corporation Common Stock only. Participants have the ability to diversify their investments upon reaching age 55. The Plan has changed its name from Park National Corporation Employees Voluntary Salary Deferral Plan and Trust to Park National Corporation Employees Stock Ownership Plan. All other provisions of the Plan remain the same.

[JONES, COCHENOUR & CO. LOGO]

                          INDEPENDENT AUDITORS' REPORT

TO THE TRUSTEES
PARK NATIONAL CORPORATION EMPLOYEES
VOLUNTARY SALARY DEFERRAL PLAN AND TRUST
NEWARK, OHIO

WE HAVE AUDITED THE ACCOMPANYING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS OF THE PARK NATIONAL CORPORATION EMPLOYEES VOLUNTARY SALARY DEFERRAL PLAN AND TRUST AS OF DECEMBER 31, 2000, AND THE RELATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2000. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE PLAN'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENTS PRESENTATION. WE BELIEVE THAT OUR AUDIT PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS, REFERRED TO ABOVE, OF THE PARK NATIONAL CORPORATION EMPLOYEES VOLUNTARY SALARY DEFERRAL PLAN AND TRUST AS OF DECEMBER 31, 2000, AND FOR THE YEAR THEN ENDED PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL STATUS OF THE PARK NATIONAL CORPORATION EMPLOYEES VOLUNTARY SALARY DEFERRAL PLAN AND TRUST AS OF DECEMBER 31, 2000, AND CHANGES IN ITS FINANCIAL STATUS FOR THE YEAR THEN ENDED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

/S/ JONES, COCHENOUR & CO.

JONES, COCHENOUR & CO.
SEPTEMBER 28, 2001

                       Park National Corporation Employees
                    Voluntary Salary Deferral Plan and Trust

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              SCHEDULE H, LINE 4(I)
                                DECEMBER 31, 2001

                                                                                                     EIN 31-1179518
                                                                                                           Plan 002




DESCRIPTION OF INVESTMENT                                        UNITS               MARKET VALUE

Common stock:
    Park National Corporation Common Stock                        323,817             $   30,034,027
                                                                                      --------------
    Total common stock:                                                                   30,034,027

Mutual funds:
     Vanguard Institutional Index Fund                             32,028                  3,359,456
     Vanguard Short-Term Corporate Fund                            80,577                    871,844
     Vanguard Growth Index Fund                                    23,959                    632,763
     Vanguard Institutional Extended Market Fund                   23,968                    553,410
     Vanguard Intermediate-Term Bond Index Fund                    28,530                    293,286
     Vanguard Balanced Index Fund                                  42,849                    765,287
     Vanguard Total International Stock Index Fund                 30,481                    282,860
                                                                                      --------------
     Total mutual funds:                                                                   6,758,907

Certificates of Deposit, issued by Park National Corporation bank affiliates:
     The Park National Bank                                     1,320,677                  1,320,677
     The Second National Bank and Trust Co.                       359,802                    359,802
     The Richland Trust Company                                   594,220                    594,220
                                                                                      --------------
     Total certificates of deposit,
        issued by Park National
       Corporation affiliates:                                                             2,274,699

Total Assets Held for Investment at Year End:                                         $   39,067,633
                                                                                      ==============


                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                PARK NATIONAL CORPORATION
                                EMPLOYEES STOCK OWNERSHIP PLAN
                                (formerly known as Park National
                                Corporation Employees Voluntary
                                Salary Deferral Plan and Trust)

                                By THE PARK NATIONAL BANK, Trustee


Date:      June 26, 2002        By:    /s/ Stuart N. Parsons
                                      -----------------------------------
                                Printed Name: Stuart N. Parsons
                                              -------------------
                                Title: Senior Vice President
                                       ----------------------------------

                            PARK NATIONAL CORPORATION
                         EMPLOYEES STOCK OWNERSHIP PLAN
             (formerly known as Park National Corporation Employees
                   Voluntary Salary Deferral Plan and Trust)


                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2001

                                INDEX TO EXHIBITS

EXHIBIT NO.     DESCRIPTION

23.1            Consent of Ernst & Young LLP

23.2            Consent of Jones, Cochenour & Co.



                                       16